



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

040105

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
Barbara K. Cegavske	**20150241545-19**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**05/28/2015 2:36 PM**
State of Nevada	Entity Number
	E0264542015-3

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	SHIKA DAM

2. Registered Agent for Service of Process: (check only one box)	☐ Commercial Registered Agent: _____
	                             Name
	☒ Noncommercial Registered Agent **OR** ☐ Office or Position with Entity
	   (name and address below) (name and address below)
	KEYSTONE LAW OFFICE LLC
	Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

9101 W. SAHARA AVE. #105	LAS VEGAS	Nevada	89117
Street Address	City		Zip Code
9101 W. SAHARA AVE. #105	LAS VEGAS	Nevada	89117
Mailing Address (if different from street address)	City		Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 500000000	Par value per share: $ 0.000010	Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) JEHU HAND Name			
	275 PALM BEACH DRIVE	ST. MARY'S, ATG	AT	00000
	Street Address	City	State	Zip Code
	2) _____ Name			
	Street Address	City	State	Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)	The purpose of the corporation shall be: ANY LEGAL PURPOSE	**6. Benefit Corporation:** (see instructions)	☐ Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

JEHU HAND	**X** JEHU HAND
Name	Incorporator Signature
275 PALM BEACH DRIVE	ST. MARY'S, ATG AT 00000
Address	City State Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* **X** KEYSTONE LAW OFFICE LLC 5/28/2015 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION

OF

SHIKA DAM

(Pursuant to NRS Chapter 78)

The undersigned, desiring to form a corporation for profit under Chapter 78 of the Nevada Revised Statutes, does hereby certify as follows:

FIRST: The name of the corporation shall be Shika Dam.

SECOND: Its registered agent is Keystone Law Office LLC, whose business and mailing address is 9101 W. Sahara Avenue, #105, Las Vegas, Nevada 89117.

THIRD: The maximum number of shares of all classes which the corporation is authorized to have outstanding is 500,000,000 shares, all par value $.0001 per share, and shall be comprised of 490,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The holders of Preferred Stock shall have such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors as may be established by resolution of the Board of Directors acting pursuant to Section 78.1955 of the Nevada General Corporation Law. Except as may be limited by the preferences, limitations and relative rights of holders of Preferred Stock (to the extent such are permitted by law) the holders of Common Stock shall possess all voting rights and shall be entitled to all dividends and to distribution of the assets of the corporation upon dissolution.

FOURTH: The initial members of the board of directors shall be comprised of one person, named Jehu Hand, with an address at 275 Palm Beach Drive, Jolly Harbour, St. Mary's, Antigua and Barbuda.

SIXTH: The purpose for which the corporation is formed is to engage in any lawful activity.

SEVENTH: The incorporator is Jehu Hand, with an address at 275 Palm Beach Drive, Jolly Harbour, St. Mary's, Antigua and Barbuda.

EIGHTH: Every person who was or is a party or is threatened to be a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director, officer, employee, agent or other person of the corporation, or is or was serving at the request of the corporation or for its benefit as a director, officer employee or other person of another corporation, partnership, joint venture, trust or enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the law of the State of Nevada as it may be amended from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers, employees, agents or other persons may have or hereafter acquire and, without limiting the generality of such statement they shall be entitled to their respective rights or indemnification under any bylaw, agreement, vote of stockholders, provisions of law or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification permitted by the law of the State of Nevada and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or other person of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, agent or other person of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out os such status whether or not the corporation would have the power to indemnify such person.

EIGHTH: A director of officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of the director or officer of the corporation for acts or omissions prior to such repeal or modification.

TENTH: A director or officer of the corporation shall not be disqualified by his office from dealing or contracting with the corporation as a vendor, purchaser, employee, agent or otherwise. No transaction, contract or act of the corporation shall be void or voidable or in any way affected or invalidated by reason of the fact that any director or officer of any corporation is a member of any firm, a shareholder, director or officer of the corporation or trustee or beneficiary of any trust that is in any way interested in such transaction, contract or act. No director or officer shall be accountable or responsible to the corporation for or in respect to any transaction, contract or act of the corporation for any gain or profit directly or indirectly realized by him by reason of the fact that he or any firm in which he is a member or any corporation of which he is a trustee, or beneficiary, is interested in such transaction, contract, or act: provided the fact that such director or officer or such firm, corporation or trust is so interested shall have been disclosed or shall have been known to the members of the Board of Directors as shall be present at any meeting at which action upon such contract, transaction or act shall have been taken. Any director may be counted in determining the existence of a quorum at any meeting of the Board of Directors which shall authorize or take action in respect to any such contract, transaction or act, and may vote thereat to authorize, ratify or approve any such contract, transaction or act, and any officer of the corporation may take any action within the scope of his authority, respecting such contract, transaction or act, and any officer of the corporation of which he is a shareholder, director or officer, or any trust of which he is a trustee or beneficiary, were not interested in such transaction, contract or act. Without limiting or qualifying the foregoing, if in any judicial other inquiry, suit, cause or proceeding, the question of whether a director or officer of the corporation has acted in good faith is material, and notwithstanding any statute or rule of law or equity to the contrary (if any there be), his good faith shall be presumed in the absence of proof to the contrary by clear and convincing evidence.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Dated this 28th day of May, 2015.



Jehu Hand, Incorporator